UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
__________
Vuzix Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
92921W300
(CUSIP number)

Suzan A. Miller
 Vice President, Deputy General Counsel and Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080
 With a copy to:
Gregory T. Davidson
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California 94303-1125
(650) 849-5300

________________________________________________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92921W300

1		Names of Reporting Persons Intel Corporation 94-1672743
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES	7	Sole Voting Power 4,962,600(1)
BENEFICIALLY OWNED BY	8	Shared Voting Power 0
EACH REPORTING	9	Sole Dispositive Power 4,962,600(1)
PERSON WITH	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,962,600(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22.0%(2)
14		Type of Reporting Person (See Instructions) CO

(1) See Item 5 of the Schedule 13D. The Reporting Person beneficially owns 49,626 shares of the Series A Preferred Stock (as defined in the Schedule 13D), each share of which is convertible, at the option of the Reporting Person, into 100 shares of Common Stock (as defined in the Schedule 13D).
(2) The above calculation is based on 17,560,686 shares of Common Stock outstanding as of November 14, 2016 (as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2016), and assumes conversion of all of the Series A Preferred Stock beneficially owned by the Reporting Person.

Item 1.	Security and Issuer
This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") filed by Intel Corporation, a Delaware corporation (the "Reporting Person" or "Intel"), on January 12, 2015, relates to the common stock, par value $0.001 per share (the "Common Stock"), of Vuzix Corporation, a Delaware corporation (the "Issuer" or "Vuzix"), and amends and supplements such Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction
The second to last and last paragraph of Item 4 of the Schedule 13D are hereby deleted in their entirety.

Item 4 of Schedule 13D is hereby further amended and supplemented by adding the following at the end thereof:

On November 16, 2016, the Issuer filed a Current Report on Form 8‑K, disclosing that on November 10, 2016 it had received a letter from Intel.  The letter informed the Issuer that Intel had been evaluating it alternatives with respect to its significant investment in and strategic relationship with the Issuer and that Intel had determined that it no longer desires to pursue any strategic relationship with the Issuer.  Intel stated in the letter that the Issuer's technology does not fit into Intel's strategic plans.  In the letter, Intel further stated that, although it had not made any final decisions regarding its Issuer stock (and any such decision would be subject to obtaining the requisite Intel corporate approvals), it wanted to work with the Issuer to undertake an orderly disposition of some or all of its Issuer stock, subject to pricing and other conditions, that would be less disruptive in the markets.  In order to facilitate any sales of the Issuer's stock, in the event Intel determines to do so, Intel also requested that, unless it notifies the Issuer otherwise, the Issuer should no longer provide Intel with any non-public information.

Except as set forth in the Schedule 13D, as amended, Intel, and to Intel's knowledge, the persons set forth on Schedule A to the Schedule 13D have no plans or proposals that would result in or relate to any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) Intel does not directly own any shares of Common Stock of the Issuer.  As of the date hereof, and as a result of Intel's purchase of 49,626 shares of Series A Preferred Stock, Intel is deemed to beneficially own, by reason of the provisions of Rule 13d-3 under the Act, 4,962,600 shares of Common Stock.  Intel has sole voting and dispositive power over such shares of Common Stock.

Assuming conversion of all of the Series A Preferred Stock beneficially owned by Intel, Intel would hold 22.0% of the total outstanding shares of Common Stock based on 17,560,686 shares of Common Stock outstanding as of November 14, 2016 (as reported in Issuer's Form 10-Q for the quarterly period ended September 30, 2016).

Each share of Series A Preferred Stock is convertible, at the option of Intel, into 100 shares of Common Stock, subject to adjustment in the event of stock splits, dividends or other combinations.  See Item 4 of the Schedule 13D for a description of the Series A Preferred Stock.
(b)
				Shares	Shares	Shares
	No. of	% of	Shares	Subject to	Subject to	Subject to
	Shares	Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power

Intel Corporation	4,962,600	22.0%	4,962,600	0	4,962,600	0

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 16, 2016	INTEL CORPORATION
	By:	/s/ Suzan A. Miller
Suzan A. Miller Vice President, Deputy General Counsel and Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Suzan A. Miller and Steven R. Rodgers, and with full power of substitution, the undersigned's true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

The undersigned has caused this Power of Attorney to be executed as of October 10, 2016.

INTEL CORPORATION

By:     /s/ Robert H. Swan
Robert H. Swan
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Series A Preferred Stock Purchase Agreement dated January 2, 2015 (previously filed with the Issuer's Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference).
99.2	Investor's Rights Agreement (previously filed with the Issuer's Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference).
99.3	Series A Preferred Stock Certificate of Designation (previously filed with the Issuer's Current Report on Form 8-K, filed January 2, 2015 and incorporated herein by reference).

SCHEDULE A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship

Andy D. Bryant	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Brian M. Krzanich	Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Ambassador Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Aneel Bhusri	Co-Founder and Chief Executive Officer, Workday, Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

John J. Donahoe	Chairman of the Board, PayPal Holdings, Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Reed E. Hundt	Principal, REH Advisors LLC	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Tsu-Jae King Liu	Professsor and Associate Dean, University of California, Berkeley	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

James D. Plummer	Professor of Electrical Engineering Stanford University	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Frank D. Yeary	Executive Chairman, CamberView Partners, LLC	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

David B. Yoffie	Professor Harvard Business School	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Non-Director Executives:

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship

Diane M. Bryant	Executive Vice President, General Manager, Data Center Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Robert H. Swan	Executive Vice President, Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Stacy J. Smith	Executive Vice President, Manufacturing, Operations & Sales	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Dr. Venkata (Murthy) Renduchintala	Executive Vice President, President, Client and IOT Business and System Architecture Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.K.